Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Mellon Financial Corporation (Parent Corporation) (a) (dollar amounts in millions)	Quarter ended			Six months ended
	June 30, 2004	March 31, 2004	June 30, 2003	June 30, 2004	June 30, 2003
Income before income taxes and equity in undistributed net income (loss) of subsidiaries	$197	$16	$133	$213	$282
Fixed charges: interest expense and amortization of debt issuance costs	39	38	40	77	82

Total earnings (as defined)	$236	$54	$173	$290	$364

Ratio of earnings (as defined) to fixed charges	6.16	1.42	4.38	3.79	4.45

(a)	The parent corporation ratios include the accounts of Mellon Financial Corporation (the “Corporation”); Mellon Funding Corporation, a wholly owned subsidiary of the Corporation that functions as a financing entity for the Corporation and its subsidiaries by issuing commercial paper and other debt guaranteed by the Corporation; and MIPA, LLC, a single member limited liability company wholly owned by the Corporation, created to hold and administer corporate owned life insurance. Because these ratios exclude from earnings the equity in undistributed net income (loss) of subsidiaries, these ratios vary with the payment of dividends by such subsidiaries.